BAKER & MCKENZIE

・東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

FILE NO. 82-4837

March 1, 2007

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

January 26, 2007	Consolidated Financial Results for the Nine-Month Period (3Q) Ended December 31, 2006
News Release	
December 12, 2006	Notice of Dissolution of a Subsidiary
December 13, 2006	Notice of Issuance of 36th and 37th Unsecured Straight Bonds
February 9, 2007	Notice of Issuance of ¥20 Billion 38th Unsecured Straight Bonds

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

Consolidated Financial Results for the Nine-Month Period (3Q) Ended December 31, 2006

The summary of this document (unaudited) has been translated from the original Japanese document released on January 26, 2007 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd. (Stock Code: 8574, Tokyo Stock Exchange)
(URL: http://www.promise.co.jp/english/ir/)

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515

1. Significant Matters Concerning the Preparation of Quarterly Financial Information

(1) Use of simplifications in accounting methods: No
(2) Change in accounting methods in the current fiscal year: No
(3) Change in scope of consolidation or application of equity method: Yes (Added one company and excluded one company)

(Addition to consolidation) Subsidiary PROMISE (THAILAND) CO., LTD., was newly added to the scope of consolidation.

(Exclusion from consolidation) STC Co., Ltd., was absorbed by Net Future Co., Ltd., through a merger. As a result, STC has been removed from the scope of consolidation.

2. Consolidated Financial Results for the Three Quarters of the Fiscal Year Ending March 2007 (Apr. 1, 2006 – Dec. 31, 2006)

(1) Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
3Q FY 2007	282,831	(1.5)	5,897	(92.7)	7,313	(91.0)	(168,787)	—
3Q FY 2006	287,187	3.0	80,326	(20.7)	81,355	(21.0)	48,245	(20.9)
Year ended Mar. 31, 2006	381,297	3.1	67,351	(47.5)	70,013	(46.5)	42,046	(44.2)

	Net income (loss) per share	Diluted net income (loss) per share
	Yen	Yen
3Q FY 2007	(1,330.93)	—
3Q FY 2006	367.27	—
Year ended Mar. 31, 2006	321.38	—

Note: Percentages for operating income, operating profit, recurring profit and net income (loss) represent percentage changes from the same period of the previous year.

(Continued) (Millions of yen)

Classification	3Q FY 2007 (Dec. 31, 2006)	3Q FY 2006 (Dec. 31, 2005)	Change		FY 2006 (Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	137,555	107,178	30,376	28.3	117,726
2 Current portion of long-term debt	139,112	151,827	(12,714)	(8.4)	142,106
3 Bonds scheduled for redemption within one year	50,000	55,000	(5,000)	(9.1)	55,000
4 Reserve for bonuses	1,869	1,623	246	15.2	3,491
5 Allowance for losses on interest repayments	35,150	—	35,150	—	23,970
6 Other	30,483	62,076	(31,593)	(50.9)	67,420
Total current liabilities	394,170	377,705	16,465	4.4	409,714
II Long-term liabilities					
1 Corporate bonds	150,000	180,000	(30,000)	(16.7)	180,000
2 Long-term debt	404,787	362,119	42,668	11.8	369,949
3 Accrued severance indemnities for employees	1,131	13,931	(12,799)	(91.9)	2,048
4 Allowance for retirement benefits for directors and auditors	426	410	16	4.0	422
5 Accruals for loss guarantees	—	860	(860)	(100.0)	2,000
6 Allowance for losses on interest repayments	112,480	—	112,480	—	—
7 Other	2,414	1,520	893	58.8	7,634
Total long-term liabilities	671,240	558,841	112,398	20.1	562,054
Total liabilities	1,065,410	936,546	128,863	13.8	971,768
(Minority interests)					
Minority interests	—	14,808	—	—	12,059
(Shareholders' equity)					
I Common stock	—	80,737	—	—	80,737
II Capital surplus	—	138,414	—	—	138,414
III Retained earnings	—	609,107	—	—	602,907
IV Net unrealized gain on securities	—	9,062	—	—	11,607
V Foreign currency translation adjustments	—	(223)	—	—	109
VI Treasury stock	—	(44,383)	—	—	(57,418)
Total shareholders' equity	—	792,714	—	—	776,357
Total liabilities, minority interests and shareholders' equity	—	1,744,070	—	—	1,760,186
(Net assets)					
I Shareholders' equity					
1 Common stock	80,737	—	—	—	—
2 Capital surplus	138,413	—	—	—	—
3 Retained earnings	420,514	—	—	—	—
4 Treasury stock	(57,422)	—	—	—	—
Total shareholders' equity	582,243	—	—	—	—
II Valuation and translation differences					
1 Net unrealized gain on securities	2,054	—	—	—	—
2 Deferred hedge losses	(21)	—	—	—	—
3 Foreign currency translation adjustments	273	—	—	—	—
Total valuation and translation differences	2,307	—	—	—	—
III Minority interests	9,607	—	—	—	—
Total net assets	594,158	—	—	—	—
Total liabilities and net assets	1,659,569	—	—	—	—

(3) Summary of Consolidated Statements of Changes in Shareholders' Equity and Net Assets

3Q FY 2007 (Apr. 1, 2006 – Dec. 31, 2006) (Millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the third quarter					
Cash dividends paid			(13,315)		(13,315)
Bonuses to directors and corporate auditors			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(168,787)		(168,787)
Acquisition of treasury stock				(4)	(4)
Disposal of treasury stock		(0)		0	0
Total changes during the third quarter	—	(0)	(182,393)	(3)	(182,397)
Balance at December 31, 2006	80,737	138,413	420,514	(57,422)	582,243

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during the third quarter						
Cash dividends paid						(13,315)
Bonuses to directors and corporate auditors						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(168,787)
Acquisition of treasury stock						(4)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the third quarter—net	(9,552)	(21)	164	(9,409)	(2,452)	(11,861)
Total changes during the third quarter	(9,552)	(21)	164	(9,409)	(2,452)	(194,258)
Balance at December 31, 2006	2,054	(21)	273	2,307	9,607	594,158

(Segment Information)

1. Operations by business segment

Three quarters of FY 2007 (Apr. 1, 2006 – Dec. 31, 2006) and
three quarters of FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)

Because the Company's consumer financing business accounts for more than 90% of total operating income and operating profit, business segment information is omitted.

2. Operations by geographic segment

Three quarters of FY 2007 (Apr. 1, 2006 – Dec. 31, 2006) and
three quarters of FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)

Because Japan accounts for more than 90% of the Company's total operating income, geographic segment information is omitted.

3. Overseas operating income

Three quarters of FY 2007 (Apr. 1, 2006 – Dec. 31, 2006) and
three quarters of FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

(Continued)

(Millions of yen)

Classification	3Q FY 2007 (Dec. 31, 2006)	3Q FY 2006 (Dec. 31, 2005)	Change		FY 2006 (Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Shareholders' equity)					
I Common stock	—	80,737	—	—	80,737
II Capital surplus					
1 Additional paid-in capital	—	112,639	—	—	112,639
2 Other	—	14,697	—	—	14,697
Total capital surplus	—	127,337	—	—	127,337
III Retained earnings					
1 Legal reserves	—	12,263	—	—	12,263
2 Voluntary reserves	—	538,700	—	—	538,700
3 Unappropriated retained earnings	—	44,617	—	—	41,434
Total retained earnings	—	595,581	—	—	592,397
IV Net unrealized gain on securities	—	9,061	—	—	11,609
V Treasury stock	—	(44,383)	—	—	(57,418)
Total shareholders' equity	—	768,334	—	—	754,662
Total liabilities and shareholders' equity	—	1,587,086	—	—	1,598,348
(Net assets)					
I Shareholders' equity					
1 Common stock	80,737	—	—	—	—
2 Capital surplus					
1) Additional paid-in capital	112,639	—	—	—	—
2) Other	14,697	—	—	—	—
Total capital surplus	127,337	—	—	—	—
3 Retained earnings					
1) Legal reserve	12,263	—	—	—	—
2) Other	406,258	—	—	—	—
Total retained earnings	418,521	—	—	—	—
4 Treasury stock	(57,422)	—	—	—	—
Total shareholders' equity	569,173	—	—	—	—
II Valuation and translation differences					
1 Net unrealized gain on securities	2,057	—	—	—	—
2 Deferred hedge losses	(21)	—	—	—	—
Total valuation and translation differences	2,036	—	—	—	—
Total net assets	571,210	—	—	—	—
Total liabilities and net assets	1,499,270	—	—	—	—

FILE NO. 82-4837

(Translation)

RECEIVED

NEWS RELEASE PROMISE

December 12, 2006

Dear Sirs:

Name of the Company:	Promise Co., Ltd.
Representative:	Hiroki Jinnai, President and Representative Director
Person to contact:	Yasuhiko Katsumi, General Manager of Corporate Communications Dept.

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Dissolution of a Subsidiary

Notice is hereby given that Promise Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on December 12, 2006, determined to dissolve its subsidiary, PROMISE (TAIWAN) CO., LTD. (the "PROMISE (TAIWAN)"), as described below:

Description

1. Background for the dissolution:

The Company established PROMISE (TAIWAN) in December 2002 as a joint venture with Ta Chong Bank to provide credit appraisal and analysis for small consumer loans to the local bank in Taiwan. However, the subsidiary's business performance began to suffer when the regulatory environment for the consumer loan market was toughened. Having determined that there was no hope of recovery in the future, the Company decided to dissolve the subsidiary.

2. Outline of the PROMISE (TAIWAN) (as of November 30, 2006):

1)	Company name:	PROMISE (TAIWAN) CO., LTD.
2)	Business activities:	Credit appraisal and analyses for loans to the local bank, purchase of claimable assets
3)	Establishment:	October 29, 2002

(Excerpt translation)

NEWS RELEASE **PROMISE**

December 13, 2006

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, The first section of the Tokyo Stock Exchange

Notice of Issuance of 36th and 37th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥10 billion 36th domestic unsecured straight bonds (due in four years) and ¥10 billion 37th domestic unsecured straight bonds (due in five years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥200 billion of domestic straight bonds.

Description

(Translation omitted)

- END -

(Excerpt translation)

NEWS RELEASE **PROMISE**

February 9, 2007

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Issuance of ¥20 Billion 38th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥20 billion 38th domestic unsecured straight bonds (due in six years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥220 billion of domestic straight bonds.

Description

(Translation omitted)

- END -

END